BIDFISH.COM, INC.
2591 Dallas Parkway - Suite 102
Frisco, Texas 75034
                                                                                                                                          Tele: 972.963.0000

February 16, 2012

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Charles Lee

Re:	Bidfish.com, Inc.
Form 8-K
Filed February 9, 2012
File No. 000-53512

Dear Ms. Ransom:

This is in response to the Staff’s letter of comment dated February 15, 2012, relating to the captioned Form 8-K of Bidfish.com, Inc.  (the “Company”).  Please be advised the Company has revised its disclosure in response to such letter of comment.  Specifically, the Company has provided “Form 10 information” in accordance with Item 2.01(f) of Form 8-K.

Please feel free to contact the undersigned, should you have any questions.

Thank you for your attention.

Sincerely,

/s/ KEVIN HALTER, JR.
Kevin Halter, Jr.
President
Bidfish.com, Inc.